JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-3025

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

03003959

By Airmail

5th February 2003

03 FEB 24 AM 7:21

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

I enclose for your information a notification dated 5th February 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAR 1 0 2003
THOMSON
FINANCIAL

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	09:07 5 Feb 2003
Number	0745H

JARDINE STRATEGIC HOLDINGS LIMITED
2002 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2002 of the above Company will be considered is Wednesday, 26th February 2003.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

5th February 2003

www.jardines.com

END